MILBANK, TWEED, HADLEY &McCLOY LLP
1 Chase Manhattan Plaza
New York, NY 10005
April 18, 2006
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Arbinet-thexchange, Inc. Amendment No. 1 to Schedule 14A filed April 10, 2006 by Alex Mashinsky and Robert A. Marmon File No. 000-51063
Dear Ms. Ransom:
     On behalf of Alex Mashinsky and Robert A. Marmon, we write in response to the comments of the Office of Mergers and Acquisitions in the Division of Corporation Finance as set forth in the comment letter dated April 14, 2006 (the “Comment Letter”). For your convenience, we have set forth the text of the Staff’s comments in italics, which are then followed by responses on behalf of Messrs. Mashinsky and Marmon. In addition, we have also made certain updating and conforming changes.
     In order to aid the Staff in its review of the modifications made in response to its Comment Letter, we intend to furnish the Staff with a courtesy comparison copy of the revised proxy statement filed by Messrs. Mashinsky and Marmon marked to show revisions made since the proxy statement was filed on April 10th.

Securities and Exchange Commission
April 18, 2006
Schedule 14A
1.	We note your response to prior comment 1. We note your indication that the other participants “will not solicit proxies and accordingly it is not appropriate for them to file a Schedule 14A.” We disagree and believe that all participants in a proxy solicitation should be named on the cover page. Please revise to include Ms. Lee and Governing Dynamics Investment, LLC.
Response: We note the Staff’s comment. We have amended the cover page of Schedule 14A to include Ms. Lee and Governing Dynamics Investment, LLC.
2.	We note that your web-site, www.mashinsky.com, contains links to articles published by third parties about this proxy contest and at least one article contains quotes by Mr. Marmon about the company. It would appear that the materials on this site have been posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy and, as a result, they should be filed as additional definitive materials. The entire text of the articles should be filed not later than the date first sent or given to shareholders pursuant to Rule 14a-12(b). In addition, all such additional solicitation materials must include a prominent legend as described in Rule 14a-12(a)(1)(i) and (ii). Further, tell us what consideration you have given to modifying your web-site to place a legend on the site, identifying the participants and encouraging security holders to read the proxy statement, when available.
Response: We note the Staff’s comment. As discussed on April 17, 2006, all articles relating to this proxy contest were removed from the www.mashinsky.com website and Messrs. Marmon and Mashinsky undertake to refrain from posting any proxy contest related articles in the future. We note that Messrs. Mashinsky and Marmon do not believe that the articles that had been on the website were “posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy” because the www.mashinsky.com website was not referenced in the preliminary proxy materials or otherwise promoted to Arbinet stockholders as a means for them to obtain additional information regarding the solicitation.
In addition, you requested background information relating to the circumstances of the March 22, 2006 article in TheDeal.com. Messrs. Marmon and Mashinsky filed their initial preliminary proxy statement on March 21, 2006. In the afternoon on the next day, March 22nd, Mr. David Shabelman, the author of TheDeal.com article, initiated an unsolicited call to Mr. Marmon. Mr. Shabelman stated that he was under deadline and asked Mr. Marmon a series of questions. Mr. Marmon did not respond from any prepared script or have an opportunity to review the quoted remarks. Mr. Marmon remembers that his statements generally repeated statements made in the preliminary proxy filing on the previous day.

Securities and Exchange Commission
April 18, 2006
Our recommendations if the Mashinsky nominees are elected, page 3
3.	As you have indicated in response to prior comment 5, please make similar changes here to indicate that your nominees have no specific plans for the Company, even if the recommendations to replace the current officers and directors are implemented.
Response: We note the Staff’s comment. We have added additional disclosure on page 4 of the proxy statement to address this comment.
4.	We note your indication in response to prior comment 11 that quantified information is not available regarding the severance agreements that have been disclosed on page 4. Please at least revise this discussion to include reference to annual salary amounts to which you make reference, which have been disclosed in the company’s proxy statement on Schedule 14, filed on April 4, 2006.
Response: We note the SEC’s comment. We have added disclosure on page 4 of the proxy statement to indicate the annual salary amounts.
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     If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, Craig Gherman at (212) 530-5778.

Very truly yours, Roland Hlawaty

cc:	Alex Mashinsky Robert A. Marmon

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